SATELLITE

06015254

RECEIVED

2006 JUL 18 P 2:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 038/2006**

  Subject: Report on the Use of Company's Capital Increase

  Date: July 10, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

dlw 7/19

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter

To the Stock Exchange of Thailand

July 10, 2006

RECEIVED
2006 JUL 18 P 2:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref No. SSA-CP 038/2006

10 July, 2006

Subject: Report on the Use of Company's Capital Increase

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand on the use of company's capital increase through the Initial Public Offering of new capitals of 208,000,000 shares, price per share is Baht 15.30, in the amount of Baht 3,182.4 million, the period for reserve during June 2-3 and 6, 2005.

As of June 30, 2006 the Company used the capital increase as follows:

Description	**Expected Investment on prospectus of IPO (Baht)**	**Actual Used Up to June 30, 2006 (Baht)**	**Balance As of June 30, 2006 (Baht)**
1. To expand iPSTAR services	355,907,716.66	163,126,956.02	192,780,760.64
2. To be reserved for additional insurance premiums on iPSTAR-1 Satellite	-	-	-
3. To strengthen the Company's capital structure, including some loan repayment	-	-	-
4. To use as the Company's working Capital	-	-	-
- Underwriter Fee	-	-	-
- Others Working capital	-	-	-
Total	**355,907,716.66**	**163,126,956.02**	**192,780,760.64**

Remark: Use of Exchange Rate THB/USD dated June 30, 2006 = 38.25